Law Offices

Stradley, Ronon, Stevens & Young, LLP

2600 One Commerce Square
Philadelphia, Pennsylvania  19103-7098
(215) 564-8000

Direct Dial - (215) 564-8048
1933 Act File No. 33-47287
1940 Act File No. 811-06637

July 6, 2010

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0505
Attn:  Mr. Brion R. Thompson

Re:	The UBS Funds - CIK No. 0000886244
Request for Withdrawal of Amendment to Registration Statement on Form N-1A File Nos. 33-47287 and 811-06637

Mr. Thompson:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), to request the consent of the U.S. Securities and Exchange Commission (the “Commission”) to the withdrawal of the Post-Effective Amendment Nos. 58/59  (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 3:01 p.m. on July 2, 2008 (Accession No. 0001386893-08-000031).

The Amendment had been submitted to register shares of the UBS Tax Free Short-Intermediate Bond Fund (the “Fund”) under the 1933 Act.  Subsequent to the filing of the Amendment with the Commission, the Registrant has determined not to commence operations of the Fund.  Shares of the Fund have never been offered to the public and the Amendment has not become effective.

                Based upon the foregoing, the Registrant respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.  The Fund requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Amendment.

                If you have any questions, or require anything further regarding the request, please contact me at (215) 564-8048.

Very truly yours,

/s/ Jana L. Cresswell
Jana L. Cresswell